UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 26 April 2023

Financial information at 31 March 2023

First quarter in line with full-year 2023 targets

The Group confirms its financial guidance as presented at the Capital Market Day

In millions of euros	1Q 2023	1Q 2022 comparable basis	1Q 2022 historical basis	change comparable basis	change historical basis
Revenues	10,619	10,484	10,582	1.3%	0.3%
EBITDAaL	2,590	2,576	2,620	0.5%	(1.2)%
eCAPEX (excluding licenses)	1,493	1,570	1,610	(4.9)%	(7.2)%
EBITDAaL - eCAPEX	1,097	1,007	1,011	9.0%	8.6%

Orange group revenues grew 1.3% compared with the first quarter of 2022[1] (+135 million euros) thanks to growth in retail services (+2.8% or 219 million euros), fueled in particular by repricing in Europe and by the growth driver Africa and Middle East.

•  Africa & Middle East was the main contributor to this growth with a sharp 9.1% increase in revenues (+141 million euros), followed by Europe with 3.8% growth (+102 million euros), driven by Poland (+7.1%) and Spain, which has confirmed its return to growth (+2.8%) for the third consecutive quarter.

•  Revenues in France were 1.8% lower (-78 million euros) as a result of the downward trend in wholesale in line with our expectations (-7.8%). This was partially offset by the increase in retail services excluding STN[2] (at +2.1%, its low point for the year). The recent repricing that will be fully effective as of the second quarter will progressively contribute to the growth in retail services.

•  The slight 0.7% decrease in Enterprise revenues (-14 million euros) continued to be driven by the sharp decline in fixed voice revenues (-11.6%), partially offset by growth in IT & Integration services revenues (+5.3%). The recovery plan for this segment is ongoing.

•  In terms of commercial performance, the Group maintained its leadership position in convergence, with 11.6 million convergent customers across Europe (+0.6%), and its commercial momentum on mobile contracts and very high-speed fixed broadband. Mobile services had 243.4 million accesses (+5.0%), including 95.8 million contracts (+8.5%). Fixed services totaled 45.0 million accesses (down 2.7%), including 14.7 million very high-speed broadband accesses, that continued to grow strongly (+14.7%). Fixed narrowband accesses continued to decline (-14.2%).

At 31 March 2023, Group EBITDAaL stood at 2,590 million euros, up 0.5%, in line with the target of slight growth in 2023. The EBITDAaL margin for telecom activities, traditionally lower in the first quarter, was 24.7% owing to a more severe seasonality effect this year related to the recognition of operating taxes. The next few quarters will further benefit from the price increases introduced in early 2023. EBITDAaL from telecom activities was 2,625 million euros (+0.9%).

eCAPEX totaled 1,493 million euros in the first quarter of 2023, a decrease of 4.9% year on year and in line with the target of a significant reduction in 2023. The number of households connectable to FTTH reached 66.6 million (+13.8%) and the FTTH customer base increased to 14.2 million (+15.1%).

The Group confirms its financial targets, in particular those for 2023[3], as presented at the Capital Market Day on 16 February:

• Slight growth in EBITDAaL

• Significant reduction in eCAPEX

• Organic cash flow from telecom activities of at least 3.5 billion euros

• Net debt/EBITDAaL ratio for telecom activities unchanged at around 2x in the medium term

• Proposed increase in the dividend for the 2023 financial year to 0.72 euros including an interim dividend of 0.30 euros in December 2023

Commenting on the publication of these results, Christel Heydemann, Chief Executive Officer of the Orange group, said:

"The continued increase in revenues and EBITDAaL, as well as the decrease in eCapex compared to Q1 2022, are in line with our objectives for 2023 and reinforce our ambition for the years to come.

We have started to execute our "Lead the Future" strategic plan with an even more value-oriented commercial strategy thanks to the quality of our networks and services which, combined with our cost controls, allow us to partially offset inflation. Our performance is once again driven by the remarkable growth in Africa and the Middle East and our strong value-driven growth in Europe. This quarter our retail services returned to growth in Spain, a country that has now seen growth for three consecutive quarters, and we’ve had double-digit revenue growth in our Orange Money business in Africa. Both demonstrate the strength of the Group and our ability to respond to increased competitive pressure. In France, retail services continue to grow and this should further accelerate in the second half of the year due to the recent price increases. Finally, in the Enterprise segment, we are executing our transformation plan.

I would like to warmly thank all the Orange teams who strive every day to serve our customers well and are committed to the deployment of our "Lead the Future" strategic plan. Together, we will deliver our ambitions in terms of growth and long-term value creation."

________________________________________________________________________________

The Board of Directors of Orange SA met on 25 April 2023 to review the consolidated financial results at 31 March 2023.

More detailed information on the Group’s financial results and performance indicators is available on the Orange website www.orange.com/en/consolidated-results.

Review by operating segment

France

In millions of euros	1Q 2023	1Q 2022 comparable basis	1Q 2022 historical basis	change comparable basis	change historical basis
Revenues	4,307	4,386	4,386	(1.8)%	(1.8)%
Retail services (B2C+B2B)	2,751	2,733	2,733	0.6%	0.6%
Convergence	1,238	1,204	1,204	2.8%	2.8%
Mobile-only	582	571	571	2.0%	2.0%
Fixed-only	931	958	958	(2.9)%	(2.9)%
Wholesale	1,100	1,193	1,195	(7.8)%	(7.9)%
Equipment sales	307	285	285	7.7%	7.7%
Other revenues	149	174	173	(14.2)%	(13.8)%

Retail services, which continued to grow this quarter, will benefit during the rest of the year from the latest price increases.

France’s revenues were 1.8% lower at 4,307 million euros in the first quarter of 2023 compared with the first quarter of 2022. This translated to the decline in wholesale of 7.8% (-93 million euro), in line with our medium-term expectations and partially offset by an increase in retail services.

Retail services revenues were up 0.6% (+17 million euros) and even rose 2.1% excluding STN. This growth is expected to accelerate during the rest of the year as a result of the recent price increases (both for existing customers and new offers). This will continue to drive convergent ARPO, which grew 2.2% in the first quarter to more than 72 euros.

All our customers affected by base price increases have now been informed. As expected, this led to a limited increase in the mobile churn rate (which reached 12.0% on mobile, +0.8pt compared to Q1 2022) that weighed on net additions in the first quarter of this year with +3,000[4] for mobile and -21,000 for fixed-line, but still included very strong volumes for fiber with +287,000 net sales. The price increases, which will only be fully effective in the second quarter, will contribute progressively to revenues during the year.

Lastly, revenues from equipment sales rose 7.7% (+22 million euros).

Europe

In millions of euros	1Q 2023	1Q 2022 comparable basis	1Q 2022 historical basis	change comparable basis	change historical basis
Revenues	2,739	2,637	2,648	3.8%	3.4%
Retail services (B2C+B2B)	1,869	1,804	1,811	3.6%	3.2%
Convergence	726	697	699	4.2%	3.8%
Mobile-only	718	697	700	3.0%	2.6%
Fixed-only	308	308	309	0.2%	(0.3)%
IT & Integration services	116	103	102	13.2%	14.1%
Wholesale	398	430	432	(7.4)%	(7.8)%
Equipment sales	426	363	364	17.4%	17.0%
Other revenues	46	40	42	14.8%	9.0%

Europe confirms its strong momentum in recent quarters with accelerated growth.

Europe revenues grew 3.8% in the first quarter (+102 million euros) driven by retail services, which rose 3.6% (+64 million euros) thanks to the solid performance by Convergence and Mobile revenues which benefitted from the rate increases introduced in all regions in 2022.

Equipment sales also rose sharply by 17.4% year on year (+63 million euros) while the 7.4% decline in wholesale services (-32 million euros) was due to the regulatory reduction in call termination rates which had little impact on margins.

In addition to the good performance of Spain (+2.8%), growth in Other European countries (+4.6%) was driven by Poland (+7.1%).

Indeed Spain confirmed its revenue growth, up 2.8% (+32 million euros) in the first quarter of 2023, with retail services and equipment sales both returning to growth, at +1.2% (+9 million euros) and +18% (+27 million euros), respectively.

In a still highly competitive market, Orange Spain continued to drive value through higher value-added offers, combined with a disciplined marketing policy and growth in B2B activities. This was reflected again this quarter in the 3.5% improvement in its convergent ARPO (after +2.0% in the fourth quarter of 2022), while the level of churn continued to fall.

We are therefore confident in our ability to return to EBITDAaL growth this year.

Africa & Middle East

In millions of euros	1Q 2023	1Q 2022 comparable basis	1Q 2022 historical basis	change comparable basis	change historical basis
Revenues	1,699	1,558	1,668	9.1%	1.9%
Retail services (B2C+B2B)	1,509	1,379	1,463	9.4%	3.1%
Mobile-only	1,297	1,192	1,265	8.8%	2.5%
Fixed-only	202	179	188	13.1%	7.4%
IT & Integration services	9	8	9	11.1%	2.4%
Wholesale	158	146	166	8.4%	(4.5)%
Equipment sales	23	26	31	(11.2)%	(25.2)%
Other revenues	9	7	9	31.0%	7.4%

Africa & Middle East again delivered an exceptional performance in the first quarter of 2023.

Africa & Middle East recorded a strong 9.1% rise in revenues (+141 million euros), with growth in all countries in the region, and double-digit growth in nearly half of them. The region thus demonstrated its agility and resilience amid security tensions and currency devaluations in some countries.

This performance was based on the continued rapid development of retail services (+9.4%) due to double-digit growth in the four growth engines, namely mobile data (+19.1%), fixed broadband (+17.9%), Orange Money (+20.7%) and B2B (+15.1%), with positive volume and value effects.

Orange Money’s return to double-digit growth shows the effectiveness of our response plan in the face of increasing competition.

The mobile customer base reached 143.9 million, a year-on-year increase of 5.1%, with a 3.2% increase in average mobile ARPO.

Enterprise

In millions of euros	1Q 2023	1Q 2022 comparable basis	1Q 2022 historical basis	change comparable basis	change historical basis
Revenues	1,951	1,965	1,945	(0.7)%	0.3%
Fixed-only	828	886	876	(6.5)%	(5.5)%
Voice	233	264	262	(11.6)%	(10.9)%
Data	595	622	614	(4.4)%	(3.1)%
IT & Integration services	872	828	818	5.3%	6.6%
Mobile	251	251	251	(0.3)%	(0.2)%
Mobile-only	168	159	159	5.5%	5.6%
Wholesale	10	10	10	(0.3)%	(0.3)%
Equipment sales	73	82	82	(11.4)%	(11.4)%

Recovery plan ongoing.

Enterprise revenues fell slightly by 0.7% (-14 million euros) to 1,951 million euros in the first quarter of 2023.

The decrease in the legacy fixed activities (-58 million euros), voice in particular, was partially offset by growth in IT & Integration services (+44 million euros).

The Digital & Data and Orange Cyberdefense activities produced double-digit growth of 12.7% and 10.5% respectively in the first quarter of 2023.

As part of the ongoing recovery plan aimed at implementing a new organization and substantially reducing costs, Orange Business entered into discussions with the trade unions on a collective contract termination agreement to support approximately 670 voluntary departures in its legacy activities in France.

At the same time, to accelerate its digital transformation, Orange Business has initiated a training and retraining program of 5,000 employees for roles in key digital disciplines (virtualization, cloud, data, artificial intelligence and cybersecurity), while also launching an ambitious program to recruit 800 experts in cybersecurity and as many again in the digital services fields of Cloud and Digital & Data.

Totem

In millions of euros	1Q 2023	1Q 2022 comparable basis	1Q 2022 historical basis	change comparable basis	change historical basis
Revenues	174	161	161	8.1%	8.1%
Wholesale	174	161	161	8.1%	8.1%
Other revenues	-	-	-	-	-

Revenues for the Totem TowerCo[5] reached 174 million euros in the first quarter, an 8.1% increase driven by the 7.0% rise in external hosting revenues.

International Carriers & Shared Services

In millions of euros	1Q 2023	1Q 2022 comparable basis	1Q 2022 historical basis	change comparable basis	change historical basis
Revenues	354	381	382	(7.2)%	(7.3)%
Wholesale	227	262	262	(13.2)%	(13.2)%
Other revenues	127	119	120	6.0%	5.6%

Wholesale services revenues were down 13.2% (-35 million euros), due primarily to the downward trend in low-margin voice revenues. Mobile (mainly roaming-related services) and data services were on the rise.

The 6.0% increase in other revenues (+7 million euros) was due to a spike in activity at Orange Marine during the quarter.

Mobile Financial Services

Mobile Financial Services had 3.1 million customers at 31 March 2023, including 2.0 million in Europe (Orange Bank) and 1.1 million in Africa (Orange Bank Africa).

In the first quarter, new accounts opened at Orange Bank (Europe) rose 14% and loans disbursed (excluding mortgages) increased 34%.

Calendar of upcoming events

23 May 2023	- Annual Shareholders Meeting
26 July 2023	- Publication of First-Half 2023 results

Contacts

press: Sylvain Bruno sylvain.bruno@orange.com Tom Wright tom.wright@orange.com Caroline Cellier caroline.cellier@orange.com financial communication:
(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Aurélia Roussel
aurelia.roussel@orange.com

Louise Racine
louise.racine@orange.com

Hong Hai Vuong
honghai.vuong@orange.com

Louis Celier
louis.celier@orange.com

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 29 March 2023 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 30 March 2023 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: financial key indicators

Quarterly data

In millions of euros	1Q 2023	1Q 2022 comparable basis	1Q 2022 historical basis	variation comparable basis	change historical basis
Revenues	10,619	10,484	10,582	1.3%	0.3%
France	4,307	4,386	4,386	(1.8)%	(1.8)%
Europe	2,739	2,637	2,648	3.8%	3.4%
Africa & Middle-East	1,699	1,558	1,668	9.1%	1.9%
Enterprise	1,951	1,965	1,945	(0.7)%	0.3%
Totem	174	161	161	8.1%	8.1%
International Carriers & Shared Services	354	381	382	(7.2)%	(7.3)%
Intra-Group eliminations	(605)	(604)	(608)
EBITDAaL (1)	2,590	2,576	2,620	0.5%	(1.2)%
o/w Telecom activities	2,625	2,603	2,646	0.9%	(0.8)%
As % of revenues	24.7%	24.8%	25.0%	(0.1 pt)	(0.3 pt)
o/w Mobile Financial Services	(35)	(26)	(26)	(33.0)%	(33.0)%
Ecapex	1,493	1,570	1,610	(4.9)%	(7.2)%
o/w Telecom activities	1,484	1,564	1,604	(5.1)%	(7.4)%
as % of revenues	14.0%	14.9%	15.2%	(0.9 pt)	(1.2 pt)
o/w Mobile Financial Services	8	6	6	44.4%	44.4%
EBITDAaL - eCAPEX	1,097	1,007	1,011	9.0%	8.6%

(1)  EBITDAaL presentation adjustments are described in Appendix 2.

Appendix 2: adjusted data to income statement items

Quarterly data

	1Q 2023			1Q 2022 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	10,619	-	10,619	10,582	-	10,582
External purchases	(4,656)	(0)	(4,656)	(4,496)	(7)	(4,504)
Other operating income	181	-	181	186	-	186
Other operating expense	(83)	91	8	(127)	(1)	(128)
Labor expenses	(2,129)	(28)	(2,156)	(2,196)	(37)	(2,233)
Operating taxes and levies	(894)	(1)	(896)	(895)	(3)	(897)
Gains (losses) on disposal of fixed assets, investments and activities	na	36	36	na	11	11
Restructuring costs	na	(10)	(10)	na	(30)	(30)
Depreciation and amortization of financed assets	(27)	-	(27)	(23)	-	(23)
Depreciation and amortization of right-of-use assets	(370)	-	(370)	(381)	-	(381)
Impairment of right-of-use assets	-	-	-	(1)	-	(1)
Interests expenses on liabilities related to financed assets	(2)	2	na	(0)	0	na
Interests expenses on lease liabilities	(47)	47	na	(29)	29	na
EBITDAaL	2,590	137	na	2,620	(38)	na
Significant litigation	96	(96)	na	(3)	3	na
Specific labour expenses	(28)	28	na	(36)	36	na
Fixed assets, investments and business portfolio review	36	(36)	na	11	(11)	na
Restructuring program costs	(10)	10	na	(30)	30	na
Acquisition and integration costs costs	(6)	6	na	(10)	10	na
Interests expenses on liabilities related to financed assets	na	(2)	(2)	na	(0)	(0)
Interests expenses on lease liabilities	na	(47)	(47)	na	(29)	(29)

Appendix 3: economic CAPEX to investments in property, plant and intangible investment

In millions of euros	1Q 2023	1Q 2022 historical basis
eCAPEX	1,493	1,610
Elimination of proceeds from sales of property, plant and equipment and intangible assets	91	46
Telecommunication licenses	314	214
Financed assets	71	30
Investments in property, plant and equipment and intangible assets	1,969	1,900

Appendix 4: key performance indicators

In thousand, at the end of the period	March 31 2023	March 31 2022
Number of convergent customers	11,620	11,551
Number of mobile accesses (excluding MVNOs) (1)	243,375	231,760
o/w	Convergent customers mobile accesses	21,336	20,986
Mobile only accesses	222,039	210,774
o/w	Contract customers mobile accesses	95,822	88,319
Prepaid customers mobile accesses	147,552	143,441
Number of fixed accesses (2)	44,970	46,201
Fixed Retail accesses	30,695	31,175
Fixed Broadband accesses	24,401	23,841
o/w	Very high-speed broadband fixed accesses	14,675	12,792
Convergent customers fixed accesses	11,620	11,551
Fixed accesses only	12,781	12,290
Fixed Narrowband accesses	6,294	7,334
Fixed Wholesale accesses	14,275	15,025
Group total accesses (1+2)	288,345	277,960

2022 data is presented on a comparable basis.

Key performance indicators (KPIs) by country are presented in the "Orange Investors Data Book Q1 2023," available on www.orange.com, under Finance/Results: www.orange.com/en/latest-consolidated-results

Appendix 5: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly named indicators used by other companies.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly named indicators used by other companies.

Retail services (B2C + B2B): aggregation of revenues from (i) Convergent services, (ii) Mobile-only services, (iii) Fixed-only services and (iv) IT & integration services (see definitions). Retail Services (B2C+B2B) revenues include all revenues of a given scope excluding revenues from wholesale services, equipment sales and other revenues (see definitions).

Performance indicators

Fixed retail accesses: number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

Fixed wholesale accesses: number of fixed broadband and narrowband wholesale accesses operated by Orange.

Convergence

Convergent services: customer base and revenues from B2C Convergent retail offers, excluding equipment sales (see definition) defined as an offer combining at least a broadband access (xDSL, FTTx, cable or Fixed-4G (fLTE) with cell-lock) and a mobile voice contract (excluding MVNOs).

Convergent ARPO: average quarterly revenues per convergent offer (ARPO) calculated by dividing revenues from retail Convergent services offers invoiced to B2C customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail Convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile-only services

Mobile-only services: revenues from mobile offers (mainly outgoing calls: voice, SMS and data) invoiced to retail customers, excluding convergent services and equipment sales (see definitions). The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile-only ARPO: average quarterly revenues from Mobile-only (ARPO) calculated by dividing revenues from Mobile-only retail services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile-only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile-only customer.

Fixed-only services

Fixed-only services: revenues from fixed retail offers, excluding B2C convergent offers and equipment sales (see definitions). It includes (i) fixed narrowband services (conventional fixed telephony), (ii) fixed broadband services, and (iii) business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by Enterprise). For the Enterprise segment, Fixed-only service revenues include sales of network equipment related to the operation of voice and data services. The customer base consists of fixed narrowband and fixed broadband customers, excluding retail convergence customers.

Fixed-only Broadband ARPO: average quarterly revenues from Fixed-only Broadband (ARPO) calculated by dividing the revenue from Fixed-only Broadband retail services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed-only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed-only Broadband customer.

IT & integration services

IT & Integration services: revenues from unified communication and collaboration services (Local Area Network and telephony, advising, integration and project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers, machine-to-machine services (excluded connectivity) as well as sales of equipment related to the above products and services.

Wholesale

Wholesale: revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

Equipment sales

Equipment sales: revenues from all mobile and fixed equipment sales, excluding (i) equipment sales associated with the supply of IT & Integration services, (ii) sales of network equipment related to the operation of voice and data services in the Enterprise operating segment, and (iii) equipment sales to dealers and brokers.

Other revenues

Other revenues: revenues including (i) equipment sales to brokers and dealers, (ii) portal, (iii) on-line advertising revenues, (iv) corporate transversal business line activities, and (v) other miscellaneous revenues.

[1] Unless otherwise stated, percentage changes are on a year-on-year basis, calculated against the first quarter of 2022 and on a comparable basis.

[2] Revenue from the Switched Telephone Network

[3] These objectives are on a comparable basis and do not take into account mergers and acquisitions not yet finalized.

[4] Excluding M2M (machine-to-machine exchange of information)

[5] European company within the Orange group that owns and manages the passive mobile infrastructure portfolio of telecommunication towers, initially in France and Spain. It has been presented as a separate business segment since January 1, 2022.

ORANGE

Date: April 26, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations